SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -------------------------------

                                    FORM 8-A

                         -------------------------------

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             ITI TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)


               DELAWARE                                         06-1340453
(State of incorporation or organization)                     (I.R.S. Employer
                                                            Identification No.)

     2266 NORTH SECOND STREET
     NORTH ST. PAUL, MINNESOTA                                         55109
(Address of principal executive offices)                             (Zip Code)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered

            NONE                                           N/A

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK PURCHASE RIGHTS
                                (Title of Class)


ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On November 27, 1996, the Board of Directors of ITI Technologies, Inc. (the "Company") declared a dividend distribution of one common share purchase right (a "Right") for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Stock"), payable to stockholders of record at the close of business on December 9, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company at any time following the Distribution Date (as defined below) one-half of a share of Common Stock, or a combination of securities and assets of equivalent value, subject to adjustment, at a purchase price of $25.00 per one-half of a share of Common Stock (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of November 27, 1996 between the Company and Norwest Bank Minnesota, National Association, as Rights Agent.

         Initially, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and will be distributed to the holders thereof on the "Distribution Date," which shall be the first to occur of the following: (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, other than as a result of a Permitted Offer, as defined (the "Stock Acquisition Date"); (ii) the close of business on the tenth business day (or such later date as the Board may determine prior to such time as any person has become an Acquiring Person) following the commencement of a tender offer or exchange offer (other than a Permitted Offer, as defined) that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock; or (iii) the close of business on the tenth business day after a determination by the Board that a Person is an Adverse Person, and that such Person, alone or together with its Affiliates and Associates, has become the beneficial owner of a substantial amount of shares of Common Stock (which amount shall in no event be less than the greater of (a) 15% or (b) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known by the Company to be beneficially owned by the Company, any Subsidiary of the Company, or any employee benefit plan of the Company or any Subsidiary of the Company, or any Person organized, appointed or established by the Company and holding Common Stock for or pursuant to the terms of any such plan), and either (y) such beneficial ownership by such Person is intended to cause the Company to repurchase the shares of Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where the Board determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (z) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position).

         A "Permitted Offer" means a tender or exchange offer which is for all outstanding shares of Common Stock at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by the Board to be fair to the Company's stockholders (taking into account all factors as the Board deems relevant) and otherwise in the best interests of the Company and its stockholders (other than the Person or any Affiliate or Associate thereof on whose behalf the offer is being made) taking into account all factors as the Board may deem relevant and which the Board, after receiving advice from one or more investment banking firms selected by the Board, determines to recommend to the Company's stockholders.

         A "Continuing Director" is (i) any person who is a member of the Board of Directors prior to November 27, 1996, while such person is a member of the Board of Directors, who is not an Acquiring Person or an Adverse Person, or an affiliate or associate of either of the foregoing, or a representative or designee of an Acquiring Person or an Adverse Person or any such affiliate or associate, or (ii) any person who subsequently becomes a member of the Board of Directors who is not an Acquiring Person or an Adverse Person, or an affiliate or associate of either of the foregoing, or a representative, nominee or designee of an Acquiring Person, an Adverse Person or any such affiliate or associate, and whose initial nomination or initial election to the Board of Directors is recommended or approved by a majority of the Continuing Directors.

         Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 9, 1996 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificate for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and, subject to extension, will expire at the close of business on November 26, 2006, unless earlier redeemed or exchanged by the Company as described below (the earliest of all such dates, the "Expiration Date").

         As soon as practical after the Distribution Date, Rights Certificates will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the earlier of the Distribution Date and the Expiration Date will be issued with Rights.

         In the event (i) that a person or group, with certain exceptions, becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock, other than as a result of a Permitted Offer or (ii) the Board determines that a person is an Adverse Person, then each holder of a Right will thereafter have the right to receive, upon exercise for a purchase price equal to twice the amount paid to purchase the Right, that number of shares of Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a market value equal to twice the amount paid to purchase the Right. The Rights, however, are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of either of the events set forth above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person (or certain related persons and transferees) will be null and void. The events described in this paragraph are referred to as "Section 11(a)(ii) Events."

         For example, at a Purchase Price of $25.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase $100.00 worth of Common Stock (or other consideration as noted above) for $50.00. If the Common Stock had a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase for $50.00 five shares of Common Stock with a market value of $100.00.

         In the event that, at any time following the Stock Acquisition Date, other than pursuant to a Permitted Offer, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the shares of Common Stock are changed or exchanged or
(ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof for a purchase price equal to two times the current Purchase Price of the Right, that number of shares of common stock of the acquiring company or an Affiliate which at the time of such transaction will have a market value equal to twice the amount paid to purchase the Right. The events set forth in this paragraph are referred to as "Section 13 Events," and the Section 11(a)(ii) Events and the Section 13 Events are collectively referred to as the "Triggering Events."

         At any time after the occurrence of a Section 11(a)(ii) Event and prior to the acquisition of 50% or more of the outstanding shares of Common Stock by a Person or group, the Company may exchange the Rights (other than Rights which have become void), in whole or in part, for shares of Common Stock, with each Right to be exchanged for a number of shares of Common Stock equal to the result obtained by dividing (x) a number equal to two times the Purchase Price by (y) the current market price per share of Common Stock (subject to adjustment). In any such exchange, the Company, at its option, may substitute a series of preferred stock of the Company with rights, privileges and other terms substantially the same as the shares of Common Stock to the extent authorized, unissued and unreserved Common Stock is not available.

         The Purchase Price payable and the number of shares of Common Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the shares of Common Stock, (ii) if all holders of any security of the Company are granted rights, options or warrants to subscribe for or purchase shares of Common Stock or convertible securities at less than the current market price of the shares of Common Stock, or (iii) upon the distribution to holders of shares of Common Stock of evidences of indebtedness or assets (excluding quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. Subject to certain exceptions, the Company will not be required to issue fractional shares of Common Stock, and, in lieu of such fractional shares of Common Stock, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

         In general, at any time prior to the first to occur of (i) ten days following the Stock Acquisition Date, (ii) ten days after a person is determined to be an Adverse Person, or (iii) the Final Expiration Date, the Company, acting by a majority of the Continuing Directors, may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, stock or other consideration deemed appropriate by the Board of Directors), provided that no such redemption may occur after a Person becomes an Acquiring Person or is designated an Adverse Person unless a majority of the numbers of the Board are then Continuing Directors. Immediately upon redemption of the Rights, the Rights will terminate, and the only right of the holders of the Rights will be to receive the $.001 redemption price. In certain circumstances, the redemption period may be extended.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends. The creation of the Rights should not be taxable to stockholders. Stockholders may, however, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock (or other consideration) of the Company or for common stock of an acquiring company or an Affiliate as set forth above.

         Most of the provisions of the Rights Agreement, including the definition of Purchase Price, may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of holders of any Rights which have become void). However, no amendment may be made that lowers the thresholds for an Acquiring Person or Adverse Person to less than the greater of (i) 15% or (ii) the sum of
 .001% and the largest percentage of the outstanding shares of Common Stock then known by the Company to be beneficially owned by the Company, any Subsidiary of the Company, or any employee benefit plan of the Company or any Subsidiary of the Company, or any Person organized, appointed or established by the Company and holding Common Stock for or pursuant to the terms of any such plan, and no amendment may be made to extend the redemption period for the Rights unless at the time of such amendment, no Person has become an Acquiring Person or designated an Adverse Person or a majority of the members of the Board are Continuing Directors.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as an exhibit hereto and is incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Company.


ITEM 2.      EXHIBITS.

EXHIBIT NO.                                                                 PAGE

   4.1 Rights Agreement, dated as of November 27, 1996, by and between ITI Technologies, Inc. and Norwest Bank Minnesota, National
             Association, as Rights Agent..................................   8



                                    SIGNATURE


         Pursuant to the Requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: December 6, 1996               ITI TECHNOLOGIES, INC.
                                      (Registrant)


                                      By: /s/ Thomas L. Auth
                                          Thomas L. Auth
                                          President and Chief Executive Officer